FORM 6_K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16
Of the Securities Exchange Act of 1934

For the Month of June, 2003

<u>SAMEX MINING CORP.</u>

<u>301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3</u>

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F <u>X</u> Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ .



S A M E X   M I N I N G   C O R P.

301 - 32920 Ventura Ave.   TOLL FREE: 1-800-828-1488
Abbotsford, BC V2S 6J3   E-MAIL: samex@direct.ca
TEL: (604) 870-9920   WEB SITE: www.samex.com
FAX: (604) 870-9930   SYMBOL: SXG-VSE

June 19, 2003

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: <u>BC Form 45-902F - Distribution of 2, 080,000 Shares</u>

Enclosed herewith for filing is a BC Form 45-902F for the distribution of 2,080,000 shares on June 11, 2003, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees and a copy of the TSX Venture Exchange conditional acceptance letter dated June 9, 2003 and final acceptance letter dated June 16, 2003.

Yours truly,

SAMEX Mining Corp.

<u>"Brenda McLean"</u>
Brenda McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
     TSX Venture Exchange
     US Securities Commission – filed on EDGAR
     Pink Sheets LLC

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

    SAMEX Mining Corp.   ph: (604) 870-9920
    301 - 32920 Ventura Avenue   toll free: 800 828-1488
    Abbotsford, BC
    V2S 6J3

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

    The issuer is a reporting issuer on the TSX Venture Exchange.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

    The issuer is listed on the NASD OTCBB.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

    SAMEX has completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit. Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005. The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.

    Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003. In addition, Canaccord was issued 400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005. Canaccord was also paid an administration fee of $5,000.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (CDN $)	Exemption relied on	Length of any restricted or seasoning period
Sprott Asset Management Inc. Toronto, Ontario	2,000,000 units – see item #4 for explanation	June 11, 2003	$0.25/unit total purchase price - $500,000	s. 74(2)(4) Ontario Accredited Investor	4 month hold period, expiring October 12, 2003

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Please refer to Schedule "A" (for EDGAR filing – Schedule omitted)			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   n/a

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
Canaccord Capital Corporation	see explanation below	see explanation below

2200 609 Granville Street Vancouver, BC V7Y 1H2		

Canaccord Capital Corporation ("Canaccord") was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003. In addition, Canaccord was issued 400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005. Canaccord was also paid an administration fee of $5,000.

The exemption under which the above securities are being distributed is BC Rule 74(2)(23).

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Abbotsford, BC this 16th day of June, 2003.

SAMEX Mining Corp.

Name of Issuer *(please print)*

"Larry D. McLean"
Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant)

By: *"Larry D. McLean"*

Larry D. McLean, Vice President Operations

Dated: June 24, 2003